K  R A  M  E  R   L  E  V  I  N   N  A  F  T  A L  I  S  &  F  R  A  N  K  E  L   LLP

                        Tonya M. Smith
                            Associate
                            Phone   212-715-9373
                            Fax   212-715-8321
                        tsmith@KRAMERLEVIN.com

                October 25, 2007

VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BluePhoenix Solutions Ltd. Form 20-F for the Fiscal Year Ended December 31, 2006 Filed on March 30, 2007 Form 6-K filed on March 5, 2007 File No. 333-06208

Dear Ms. Collins:

Reference is made to the letter dated October 11, 2007 to Ms. Varda Sagiv, Chief Financial Officer of BluePhoenix Solutions Ltd. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Company’s response letter, dated September 21, 2007, relating to the above-referenced Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2007, and the Form 6-K, filed with the Commission on March 5, 2007.

In accordance with our conversations with the Staff, the Company will provide its response to the Staff by November 2, 2007.

Should you have any questions regarding this letter, please do not hesitate to contact me at (212) 715-9373.

                 Sincerely,

                 /s/ Tonya M. Smith
                 Tonya M. Smith

cc:   Varda Sagiv, CFO
    BluePhoenix Solutions Ltd.

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